FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending June 15, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

GlaxoSmithKline plc received on 14 June 2007 from Legal & General Group Plc a notification of interests in GlaxoSmithKline plc ordinary shares of 25 pence each dated 13 June 2007. This notice is given in accordance with DTR 5.8.12.



TR-1:               notification of major interests in shares


1. Identity of the issuer or the underlying issuer of existing            GlaxoSmithKline plc
shares to which voting rights are attached:


2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                                      Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached


An event changing the breakdown of voting rights


Other (please specify):______________


3. Full name of person(s) subject to the notification               Legal & General Group Plc (L&G)
obligation:


4. Full name of shareholder(s) (if different from 3.):            Legal & General Assurance (Pensions
                                                                    Management) Limited  (PMC)


5. Date of the transaction (and date on which the threshold is                13/06/2007
crossed or reached if different):


6. Date on which issuer notified:                                             14/06/2007


7. Threshold(s) that is/are crossed or reached:                            From 3% - 4%(L&G)



8. Notified details:

A: Voting rights attached to shares

Class/type of Situation previous to    Resulting situation after the triggering transaction
shares        the Triggering
              transaction



if possible   Number of   Number of    Number of     Number of voting rights  % of voting rights
using the     Shares      Voting       shares
ISIN CODE                 Rights       Direct        Direct       Indirect    Direct       Indirect

Ord GBP 0.25  218,457,607 218,457,607  228,794,061   228,794,061              4.00



B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.





Total (A+B)

Number of voting rights                            % of voting rights

228,794,061                                        4.00




9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)


Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)


Legal & General Investment Management Limited (Indirect) (LGIM)


Legal & General Group Plc (Direct) (L&G) (228,794,061 - 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (177,976,339 - 3.11%= PMC)                   (LGIH)


Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)
    (177,976,339 - 3.11%= PMC)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)




Proxy Voting:


10. Name of the proxy holder:                                             N/A


11. Number of voting rights proxy holder will cease to hold:              N/A

12. Date on which proxy holder will cease to hold voting rights:          N/A




13. Additional information:       Notification using the total voting rights
                                  figure of 5,706,694,635


14. Contact name:                            N/A


15. Contact telephone number:                N/A




Annex Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation


Full name (including legal form for legal entities)        Legal & General
                                                           Group Plc (L&G)


Contact address (registered office for legal entities)     Temple Court,
                                                           11 Queen Victoria
                                                           Street, London,
                                                           EC4N 4TP


Phone number                                               020 7528 6000


Other useful information (at least legal representative    N/A
for legal persons)



B:        Identity of the notifier, if applicable

Full name                                                  Simon Bicknell


Contact address                                            GlaxoSmithKline Plc
                                                           980 Great West Road
                                                           Brentford
                                                           TW8 9GS
                                                           020 8047 6280


Phone number                                               020 8047 6280



Other useful information (e.g. functional relationship     Company Secretary
with the person or legal entity subject to the notification obligation)




C:        Additional information

N/A



Notes

1. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

2. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

3. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

4.              Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

5. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.(DEL: :DEL)

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

6. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

7. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

8.                     Direct and indirect

9. In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

10. Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

11. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

12. If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

13. date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

14. If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

15. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

16. This annex is only to be filed with the competent authority.

17. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.






SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 15, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc